                                                                    EXHIBIT 99.1


                             [INFOCURE LETTERHEAD]

                                                                          , 2001

Dear Fellow Stockholder:

     I am pleased to inform you that the Board of Directors of InfoCure Corporation has approved a pro rata distribution to holders of InfoCure common stock of all of the outstanding shares of common stock of PracticeWorks, Inc., an information management technology provider to dentists, orthodontists and oral and maxillofacial surgeons. PracticeWorks is currently an indirect, wholly owned subsidiary of InfoCure.

     The distribution will take place on           , 2001. Each holder of
InfoCure common stock as of           , 2001 will receive 1/4 of a share of
PracticeWorks common stock for every share of InfoCure common stock held on that date. No fractional shares of PracticeWorks common stock will be issued. If you otherwise would be entitled to a fractional share, you will receive a check for the cash value of the fractional share interest.


     We have applied to list the PracticeWorks common stock you are receiving on the Nasdaq Stock Market's SmallCap Market under the symbol "PWKS."


     We believe that the distribution will meaningfully enhance value for InfoCure stockholders and will give PracticeWorks the financial and operational flexibility to take advantage of significant growth opportunities in the information management technology business for the dental, orthodontic and oral and maxillofacial surgery markets. We believe that separating the two companies will enhance the ability of each of PracticeWorks and InfoCure to focus on new business opportunities and to design equity-based compensation programs targeted to its own performance. In addition, we expect that the transition to an independent company will heighten PracticeWorks' management's focus, provide PracticeWorks with greater access to capital, and allow PracticeWorks to better pursue business relationships and acquisitions.

     The enclosed prospectus describes the distribution and provides important financial and other information about PracticeWorks. Please read it carefully.

     You do not have to take any action to receive your shares of PracticeWorks stock. You will not be required to pay anything or to surrender your shares of InfoCure common stock. If you hold your InfoCure stock through a broker or other nominee, your shares of PracticeWorks stock should be credited to your account
with your stockbroker or nominee on or about           , 2001.

                                          Sincerely,

                                          Frederick L. Fine
                                          Chief Executive Officer and President